UNITED STATES                         OMB APPROVAL
       SECURITIES AND EXCHANGE COMMISSION              OMB Number: 3235-0101
            Washington, D.C. 20549                     Expires: August 31, 2003
                                                       Estimated average burden
                                                       hours per response...2.0

                  FORM 144
    NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                       SEC USE ONLY
                                                       DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form   CUSIP NUMBER
concurrently  with  either placing an order with a     WORK LOCATION
broker to execute sale directly with a market maker

1.   (a)  NAME OF INSURER (Please type or print)
          Lee  Enterprises, Incorporated

     (b)  IRS IDENT. NO.
          42-0823980

     (c)  S.E.C. FILE NO.
          1-6227

     (d)  ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
          215  N. Main Street, Davenport, Iowa 52801

     (e)  TELEPHONE
          (563)383-2100

2. (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Gregory P. Schermer

     (b)  IRS IDENT. NO.

     (c)  RELATIONSHIP TO ISSUER
          Officer/Director

     (d)  ADDRESS STREET CITY STATE ZIP CODE
          c/o  215 N. Main Street, Davenport, IA 52801
--------------------------------------------------------------------------------
INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
--------------------------------------------------------------------------------

3.   (a)  Title of Class of Securities To Be Sold
          Common Stock $2.00 par value

     (b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities
          BNYESI & CO., Inc., 1633 Broadway, 48th Fl., New York, NY 10019

--------------------------
SEC USE ONLY
--------------------------
Broker Dealer File Number
--------------------------


     (c)  Number of Shares or Other Units To Be Sold (See instr. 3(c))
          6,774

     (d)  Aggregate Market Value (See instr. 3(d))
          $234,380.40

     (e)  Number of Shares or Other Units Outstanding (See  instr. 3 (e))
          34,776,121

     (f)  Approximate Date of Sale (See instr. 3 (f))(MO. DAY YR)
          4-25-03

     (g)  Name of Each Securities Exchange (See instr. 3 (g))
          NYSE
--------------------------------------------------------------------------------
INSTRUCTIONS:

1.   (a)  Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

2.   (a)  Name of person for whose account the securities are to be sold
     (b) Such person's I.R.S. identification number, if such person is an entity
     (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d)  Such person's address, including zip code

3.   (a)  Title of the class of securities to be sold
     (b) Name and Address of each broker through whom the securities are intended to be sold
     (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Number of shares or other units of the class outstanding, or if debt securities, the face amount thereof outstanding, as shown by the most recent report of statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g) Name of each securities exchange, if any, on which the securities are intended to be sold

------------------------------------------------------------------------------------------------------------------------------------
                                                    TABLE I - SECURITIES TO BE SOLD
                    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all of any part of the purchase price or other consideration therefor:
------------------------------------------------------------------------------------------------------------------------------------
 Title of the      Date you      Nature of Acquisition    Name of Person from       Amount of           Date of           Nature of
    Class          Acquired          Transaction             Whom Acquired      Securities Acquired     Payment            Payment
                                                          (if gift, also give
                                                          date donor acquired)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11-1-94     Stock Option Grant Under    Lee Enterprises,     Stock Options for       4-25-03           Cashless
$2.00 par value                Long Term Incentive Plan      Incorporated          474 shares                             Exercise
                                                                                                                          $16.625
                                                                                                                          per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11-8-95     Stock Option Grant Under    Lee Enterprises,     Stock Options for       4-25-03           Cashless
$2.00 par value                Long Term Incentive Plan      Incorporated         1,350 shares                            Exercise
                                                                                                                        $19.8125 per
                                                                                                                            share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       10-28-96    Stock Option Grant Under    Lee Enterprises,     Stock Options for       4-25-03          Cashless
$2.00 par value                Long Term Incentive Plan      Incorporated          900 shares                        Exercise $21.50
                                                                                                                         per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11-4-97     Stock Option Grant Under    Lee Enterprises,     Stock Options for       4-25-03          Cashless
$2.00 par value                Long Term Incentive Plan      Incorporated         1,050 shares                      Exercise $26.625
                                                                                                                        per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11-16-98    Stock Option Grant Under    Lee Enterprises,     Stock Options for       4-25-03          Cashless
$2.00 par value                Long Term Incentive Plan      Incorporated         3,000 shares                      Exercise $27.188
                                                                                                                        per share
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



------------------------------------------------------------------------------------------------------------------------------------
                                       TABLE II - SECURITIES TO BE SOLD DURING THE PAST 3 MONTHS
           Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
------------------------------------------------------------------------------------------------------------------------------------
 Name and Address of Seller      Title of Securities Sold        Date of Sale    Amount of Securities Sold       Gross Proceeds
------------------------------------------------------------------------------------------------------------------------------------
    Gregory P. Schermer                   None
------------------------------------------------------------------------------------------------------------------------------------

REMARKS:





INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of this notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.



         April 24, 2003                        /s/Gregory P. Schermer
 ------------------------------              ----------------------------
         DATE OF NOTICE                              SIGNATURE

---------------------------------------------------------------------
                             ATTENTION:
     Intentional misstatements or omission of facts constitute
          Federal Criminal Violations (See 18 U.S.C. 1001)
---------------------------------------------------------------------